UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 January 2022

Release Number	02/22

BHP OPERATIONAL REVIEW

FOR THE HALF YEAR ENDED 31 DECEMBER 2021

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

•	We remained fatality free at our operated assets for the third consecutive year.

•

WAIO achieved near record production for the half year and Escondida achieved record material mined, notwithstanding the impacts of significant wet weather and the COVID-19 Omicron variant on some operations.

•

Production guidance for the 2022 financial year remains unchanged for iron ore, energy coal and nickel. Full year total copper production is trending towards the low end of the guidance range, reflecting lower production guidance for Pampa Norte. Metallurgical coal guidance has been reduced as a result of significant wet weather impacts and COVID-19 related labour constraints.

•	Full year unit cost guidance(1) for WAIO, Escondida and NSWEC remains unchanged. Unit cost guidance for Queensland Coal has been increased, reflecting lower expected volumes for the full year.

•

Progress on the review of our lower grade metallurgical coal and thermal coal assets continues. The Cerrejón divestment to Glencore completed in January 2022 and the announced share sale agreement to divest BHP Mitsui Coal (BMC) is expected to complete in the middle of the 2022 calendar year.

•	Our potash major projects under development are tracking to plan. The Jansen shaft project is 98% complete and the Jansen Stage 1 project has commenced contract awards.

•

BHP announced a final decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited. Shareholder meetings to vote on unification will be held on 20 January 2022. Subject to shareholder approval and UK Court sanction, unification is expected to complete by 31 January 2022.

•

Completion of the proposed merger of our Petroleum business with Woodside is expected in the June 2022 quarter subject to satisfaction of conditions precedent including approval by Woodside shareholders. The half year financial results are being prepared on the basis that the Petroleum business is a discontinued operation and restated financial information for the year ended 30 June 2021 and the half year ended 31 December 2020 is provided in Attachment 1.

Production	Dec H21 (vs Dec H20)		Dec Q21 (vs Sep Q21)		Dec Q21 vs Sep Q21 commentary
Copper (kt)	742.0 (12%	)	365.5 (3%	)	Lower volumes at Olympic Dam due to the planned smelter maintenance campaign, completed in January 2022. This was partially offset by higher volumes at Antamina.
Iron ore (Mt)	129.4 1%		66.1 4%		Higher volumes reflecting strong supply chain performance, increased ore car availability and the continued ramp up of South Flank. This was partially offset by the impact of temporary rail labour shortages due to COVID-19 related border restrictions.
Metallurgical coal (Mt)(2)	17.7 (8%	)	8.8 0%		Volumes flat due to double the amount of rainfall recorded in this quarter impacting most operations and planned maintenance in the previous quarter.
Energy coal (Mt)(3)	7.2 5%		3.0 (30%	)	Lower volumes due to three times the amount of rainfall in this quarter impacting stripping and mine productivity, partially offset by mining in lower strip ratio areas.
Nickel (kt)	39.3 (15%	)	21.5 21%		Higher volumes due to planned maintenance across the supply chain in the previous quarter.
Discontinued operations
Petroleum (MMboe)	53.2 5%		25.7 (7%	)	Lower volumes due to reduced seasonal gas demand at Bass Strait. This was partially offset by a Shenzi infill well brought online and higher production at North West Shelf.

Group copper equivalent production decreased by 4%(4) in the December 2021 half year largely due to lower copper and metallurgical coal volumes.

BHP Operational Review for the half year ended 31 December 2021	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP was fatality free at our operated assets for the third consecutive year. Our continuing focus on people and on operational reliability enabled us to achieve near record production in iron ore and to reduce the impacts of adverse weather and COVID-19 related labour constraints in our operations. Cost control remained strong across the business, in the face of a more inflationary environment. Unit cost guidance remains intact bar a change to metallurgical coal which is a function of the lowering of production guidance as a result of significant wet weather and in anticipation of Omicron headwinds in the early part of the second half of the financial year.

We completed major planned maintenance programs in our Iron Ore, Nickel West and Olympic Dam assets. In Nickel West, we achieved first saleable production of nickel sulphate crystals from the Kwinana plant, an exciting new addition to our product suite that will further enhance our offering into the battery electric vehicle market. The ramp-up of South Flank continues to progress well. The Spence Growth project is realising lower than expected recoveries and we are studying plant design modifications in order to lift recoveries to planned levels.

We continued to progress a number of actions related to our portfolio and corporate structure. We progressed the merger of our petroleum assets with Woodside and prepared for a shareholder vote on a unified corporate structure. We advanced the Jansen potash project and announced a share sale agreement of our interest in the BHP Mitsui Coal metallurgical coal joint venture. We bolstered options in future facing commodities investing in prospective copper assets in the Northern Territory and South Australia and we secured an early stage entry into a world-scale nickel sulphide resource in Tanzania.

Overall we made good progress in positioning our portfolio and performance to deliver returns for shareholders now and into the future.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

Production	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21	Previous FY22 guidance	Current FY22 guidance
Copper (kt)	742.0	365.5	(12%)	(15%)	(3%)	1,590 – 1,760	1,590 – 1,760	Low end
Escondida (kt)	488.3	244.6	(15%)	(15%)	0%	1,000 – 1,080	1,020 – 1,080	Narrowed range
Pampa Norte (kt)	135.8	68.3	40%	26%	1%	330 – 370	260 – 300	Lowered
Olympic Dam (kt)	43.7	14.2	(56%)	(70%)	(52%)	140 – 170	140 – 150	Narrowed range
Antamina (kt)	74.2	38.4	1%	(1%)	7%	120 – 140	120 – 140	Unchanged
Iron ore (Mt)	129.4	66.1	1%	6%	4%	249 – 259	249 – 259
WAIO (Mt)	127.3	65.1	(1%)	4%	5%	246 – 255	246 – 255	Unchanged
WAIO (100% basis) (Mt)	144.4	73.9	0%	5%	5%	278 – 288	278 – 288	Unchanged
Samarco (Mt)	2.1	1.0	>100%	>100%	(2%)	3 – 4	3 – 4	Unchanged
Metallurgical coal (Mt)(i)	17.7	8.8	(8%)	(7%)	0%	39 – 44	38 – 41
Queensland Coal (100% basis) (Mt)	30.7	15.1	(10%)	(11%)	(3%)	70 – 78	68 – 72	Lowered
Energy coal – NSWEC (Mt)	7.2	3.0	5%	(8%)	(30%)	13 – 15	13 – 15	Unchanged
Energy coal – Cerrejón (Mt)(ii)	4.2	2.2	>100%	>100%	6%	n/a	n/a
Nickel (kt)	39.3	21.5	(15%)	(10%)	21%	85 – 95	85 – 95	Unchanged
Discontinued operations
Petroleum (MMboe)(iii)	53.2	25.7	5%	8%	(7%)	99 – 106	n/a

(i)

We announced the share sale agreement to divest our interest in BHP Mitsui Coal (BMC) in November 2021, however will continue to report BMC as part of Queensland Coal. We maintain economic and operating control of BMC until the sale has completed.

(ii)

We have ceased providing Cerrejón production guidance due to the completion of the divestment of our interest. The transaction has an effective economic date of 31 December 2020 and volumes have been reported separately.

(iii)

Given our announcement of a binding share sale agreement for the merger of BHP’s oil and gas portfolio with Woodside in November 2021, no further annual production guidance for FY22 for Petroleum will be provided. However, until merger completion, we expect a production run rate broadly consistent with the original FY22 production guidance of between 99 and 106 MMboe.

BHP Operational Review for the half year ended 31 December 2021	2

Summary of disclosures

BHP expects its December 2021 half year financial results to reflect certain items as summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 15 February 2022. Accordingly the information in the table below contains preliminary information that is subject to update and finalisation.

Description	H1 FY22 impact US$M(i)		Classification(ii)
Unit costs for WAIO, Escondida and NSWEC are expected to be in line with full year guidance (at guidance exchange rates), with WAIO tracking towards the bottom end of guidance Note: weaker Australian dollar and Chilean peso than guidance rates in the period(iii)	—		Operating costs
Unit cost guidance for Queensland Coal has been increased to between US$85 and US$94 per tonne (at guidance exchange rates), reflecting lower expected volumes for the full year	—		h Operating costs
Exploration expense (minerals exploration programs)	80		Exploration expense
Higher depreciation and amortisation mainly at WAIO following South Flank commissioning and prior period update of closure provision at Yandi.	425 – 475		h Depreciation, amortisation and impairments
The Group’s adjusted effective tax rate for H1 FY22 is expected to be slightly below the full year guidance range of 32 to 37 per cent given Petroleum will be presented as a discontinued operation. An updated guidance range will be provided in the half year financial results	—		Taxation expense
Working capital movements relating to royalties, inventory builds, net price impacts on receivables and other movements.	2,000 – 2,500		¯ Operating cash inflow
Dividends received from Cerrejón	~240	(iv)	h Operating cash inflow
Dividends paid to non-controlling interests	~1,250		h Financing cash outflow
Impairment of US deferred tax assets no longer expected to be recoverable after the Petroleum merger (after tax)	400 – 450		h Exceptional item charge
Financial impact on BHP Brasil of the Samarco dam failure	Refer footnote	(v)	h Exceptional item charge

(i)	Numbers are not tax effected, unless otherwise noted.
(ii)	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.
(iii)	Average exchange rates for H1 FY22 of AUD/USD 0.73 (guidance rate AUD/USD 0.78) and USD/CLP 798 (guidance rate USD/CLP 727).
(iv)

There will be no net income statement impact in relation to Cerrejón for H1 FY22. While the dividends received will be recognised as other income, the associated adjustment to the proceeds to be received on sale completion results in an offsetting expense to reflect the reduction in the carrying value of the Cerrejón assets held for sale.

(v)	Financial impact is the subject of ongoing work and is not yet finalised. See corporate update section for further information on Samarco.

The December 2021 half year financial results are being prepared on the basis that BHP Petroleum will be reported as a discontinued operation. BHP Petroleum will be excluded from the consolidated Income Statement and will not be included when calculating the minimum dividend payout. BMC will continue to be consolidated with Queensland Coal as a continuing operation until the expected completion in the middle of the 2022 calendar year. On the Balance Sheet, both BMC and BHP Petroleum will be reclassified as assets held for sale and excluded from net operating assets.

Major development projects

At the end of December 2021, BHP had two major projects under development, the US$2.97 billion Jansen mine shafts project and the US$5.7 billion Jansen Stage 1 project.

BHP Operational Review for the half year ended 31 December 2021	3

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

Average realised prices(i)	Dec H21	Dec H20	Jun H21	FY21	Dec H21 vs Dec H20	Dec H21 vs Jun H21	Dec H21 vs FY21
Copper (US$/lb)	4.31	3.32	4.34	3.81	30%	(1%)	13%
Iron ore (US$/wmt, FOB)	113.54	103.78	158.17	130.56	9%	(28%)	(13%)
Metallurgical coal (US$/t)	259.71	97.61	114.81	106.64	166%	126%	144%
Hard coking coal (US$/t)(ii)	278.60	106.30	118.54	112.72	162%	135%	147%
Weak coking coal (US$/t)(ii)	218.65	73.17	104.40	89.62	199%	109%	144%
Thermal coal (US$/t)(iii)	137.68	44.35	70.83	58.42	210%	94%	136%
Nickel metal (US$/t)	19,651	15,140	17,537	16,250	30%	12%	21%
Discontinued operations
Oil (crude and condensate) (US$/bbl)	74.26	41.40	63.05	52.56	79%	18%	41%
Natural gas (US$/Mscf)(iv)	5.80	3.83	4.86	4.34	51%	19%	34%
LNG (US$/Mscf)	15.10	4.45	7.04	5.63	239%	114%	168%

(i)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(ii)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(iii)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.
(iv)	Includes internal sales.

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales were based on an average moisture rate of 7.2 per cent. The large majority of metallurgical coal and energy coal exports were linked to index pricing for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality. The majority of copper cathodes sales were linked to index pricing for quotation periods one month after the month of shipment, and three to four months after the month of shipment for copper concentrates sales with price differentials applied for location and treatment costs. The large majority of oil sales were linked to West Texas intermediate (WTI) or Brent based indices, with differentials applied for quality, locational and transportation costs.

At 31 December 2021, the Group had 333 kt of outstanding copper sales that were revalued at a weighted average price of US$4.42 per pound. The final price of these sales will be determined over the remainder of the 2022 financial year. In addition, 323 kt of copper sales from the 2021 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will increase Underlying EBITDA(5) by US$11 million in the December 2021 half year and are included in the average realised copper price in the above table.

Corporate update

Portfolio

In November 2021, BHP announced it had signed a Share Sale and Purchase Agreement with Stanmore Resources Limited to divest its 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC), an operated metallurgical coal joint venture in Queensland. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in the 2024 calendar year. Completion is expected in the middle of the 2022 calendar year subject to the satisfaction of certain conditions, including customary competition and regulatory conditions.

In November 2021, BHP signed a binding Share Sale Agreement for the merger of BHP’s oil and gas portfolio with Woodside to create a global top 10 independent energy company by production. It is proposed that Woodside will acquire BHP Petroleum in exchange for new Woodside shares. Completion of the merger is subject to satisfaction of conditions precedent including regulatory and competition authority approvals and approval by Woodside’s shareholders. The process remains on track and the Australian Competition and Consumer Commission provided informal clearance of the merger in December 2021. The Woodside shareholder meeting to vote on the merger as well as completion of the merger is targeted for the June 2022 quarter. In addition to its primary listing on the Australian Securities Exchange, Woodside is pursuing a standard listing on the London Stock Exchange and a listing of American Depositary Receipts on the New York Stock Exchange.

BHP Operational Review for the half year ended 31 December 2021	4

In December 2021, BHP announced a final decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited. The Board believes that unification is in the best interests of BHP shareholders. Unification will create a corporate structure that is simpler and more efficient, reduces duplication and streamlines BHP’s governance and internal processes. Shareholder meetings of BHP Group Limited and BHP Group Plc will take place on 20 January 2022 to approve unification. Unification is expected to complete by 31 January 2022 subject to shareholder approval of both BHP Group Limited and BHP Group Plc and UK Court sanction of the scheme.

In December 2021, BHP announced it would not increase or extend its offer to acquire Noront Resources. BHP is committed to its strict capital discipline framework and while the Eagle’s Nest deposit is a promising resource, we do not see adequate long-term value for BHP shareholders to support an increase in BHP’s offer to match the proposal from Wyloo Metals Pty Ltd.

In December 2021, BHP advanced its early-stage nickel interests by agreeing to invest in the Kabanga Nickel Project (Kabanga), a high-quality nickel sulphide deposit in Tanzania. Kabanga is a joint venture between Kabanga Nickel Limited (84 per cent interest) and the Government of Tanzania (16 per cent). BHP has made an initial investment of US$40 million in Kabanga, which will convert into an 8.9 per cent equity stake in Kabanga Nickel Limited once approvals and conditions are met. The proceeds will be used to accelerate drilling and study work. Further investments, including a second tranche of US$50 million, have been agreed in principle subject to the parties agreeing definitive documentation and certain other conditions. In parallel, BHP has invested US$10 million in Lifezone Limited to progress its low-carbon hydrometallurgical processing technology.

In January 2022, BHP completed the sale to Glencore of its 33.3 per cent interest in the Cerrejón joint venture in Colombia. The transaction was first announced on 29 June 2021 for a total cash consideration of US$294 million.

Samarco

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas Gerais. The Judicial Reorganisation is a process for Samarco to restructure its financial debts in order to establish a sustainable independent financial position that would allow Samarco to continue its operations safely and meet its Renova Foundation obligations. BHP Brasil will continue to support Samarco in this process.

Negotiations are ongoing with State and Federal Prosecutors and certain other Brazilian public authorities in relation to the review of the Framework Agreement. The Framework Agreement was entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 and established the Renova Foundation to develop and implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In October 2021, the 12th Federal Court delivered a ruling that expanded the scope of eligible individuals of the court mandated compensation process (“Novel System”), extended its geographical scope and increased indemnification amounts for certain categories of damage. The decision is under appeal and applications have been made to clarify certain aspects of the ruling. BHP is currently reviewing the impact of the 12th Federal Court’s decision on the Group’s provision for the Samarco dam failure and it is possible that the provision could materially increase.

In December 2021, BHP agreed to fund US$700 million in further financial support for the Renova Foundation, which will be offset against the Group’s provision for the Samarco dam failure. Further funding requirements for the period to 31 December 2022 continue to be assessed and, will be subject to future approval by BHP.

We will provide an update to the ongoing potential financial impacts on BHP Brasil of the Samarco dam failure with the release of the financial results on 15 February 2022. Any financial impacts will continue to be treated as an exceptional item.

BHP Operational Review for the half year ended 31 December 2021	5

Copper

Production

	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21
Copper (kt)	742.0	365.5	(12%)	(15%)	(3%)
Zinc (t)	62,892	29,603	(18%)	(29%)	(11%)
Uranium (t)	818	287	(55%)	(70%)	(46%)

Copper – Total copper production decreased by 12 per cent to 742 kt. Full year production is trending towards the low end of the guidance range for the 2022 financial year, which reflects lower production guidance at Pampa Norte, and narrowed guidance ranges for Escondida and Olympic Dam. Volumes will be weighted to the second half of the financial year as expected.

Uncertainty around impacts from COVID-19 remains as the pandemic evolves, despite an improved operating environment for our Chilean assets in the December 2021 half year due to high COVID-19 vaccination rates and continued use of successful control measures at our operating sites.

Escondida copper production decreased by 15 per cent to 488 kt due to concentrator feed grade decline despite a record performance for material mined. Guidance for the 2022 financial year has been narrowed to between 1,020 and 1,080 kt as concentrator feed grade is expected to improve in the June 2022 half year as the mine sequence moves towards higher grade areas. Concentrator feed grade decline remains forecasted at approximately two per cent for the 2022 financial year. Medium term guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged, with production expected to be weighted towards the latter years.

Pampa Norte copper production increased by 40 per cent to 136 kt, reflecting the continued ramp up of the Spence Growth Option (SGO), partially offset by the impact of planned lower ore stacking grade, which is expected to decline by approximately 10 per cent for the 2022 financial year. SGO demonstrated full concentrator throughput of 95 ktpd in the December 2021 quarter. Guidance for the 2022 financial year has been reduced from between 330 and 370 kt to between 260 and 300 kt, as the result of a fatality at the third party desalination plant which impacted Spence operations, operational uncertainty related to Cerro Colorado water access and licencing, including water extraction, and lower than expected recoveries at SGO. Plant design modifications, including modifications to the rougher floatation circuit will be required to increase SGO recoveries to achieve planned copper production levels. The Spence guidance to average 300 ktpa (including cathodes) in the first four years of production will be subject to the timing of these modifications being completed.

Olympic Dam copper production decreased by 56 per cent to 44 kt as a result of the major smelter maintenance campaign in the period. The maintenance campaign was completed in January 2022 and ramp up to full capacity is now expected by April 2022 (previously March 2022), due to COVID-19 impacts on the availability of workforce. The full scope of the maintenance campaign was delivered, including the rebuild of the flash furnace and its ancillary equipment and refurbishment of the acid plant, which has resulted in significant plant improvements. Guidance for the 2022 financial year has been narrowed to between 140 and 150 kt as production is trending towards the low end of the original guidance range.

Antamina copper production increased by one per cent to 74 kt reflecting higher copper head grades and zinc production decreased by 18 per cent to 63kt reflecting lower zinc head grades. Guidance remains unchanged for the 2022 financial year, with copper production of between 120 and 140 kt, and zinc production of between 115 and 130 kt.

BHP Operational Review for the half year ended 31 December 2021	6

Iron Ore

Production

	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21
Iron ore production (kt)	129,401	66,102	1%	6%	4%

Iron ore – Total iron ore production increased by one per cent to 129 Mt. Guidance for the 2022 financial year remains unchanged at between 249 and 259 Mt.

WAIO finished the half year at near record production levels at 127 Mt (144 Mt on a 100 per cent basis), despite impacts of temporary labour constraints relating to COVID-19 border restrictions and the planned major maintenance on car dumper one and the Jimblebar train load out. This reflects continued strong supply chain performance including higher car dumper performance and improved rail cycle times. South Flank ramp up to full production capacity of 80 Mtpa (100 per cent basis) over three years remains on track with a peak rate of 45 Mtpa achieved in the half year contributing to record lump sales. In December 2021, we approved the South Flank Autonomous Haulage Project to automate the current fleet of Komatsu haul trucks. The project is scheduled to commence in the June 2022 quarter and is expected to be completed within 18 months. The proposed easing of Western Australia’s border restrictions on 5 February 2022 may introduce some short-term disruption to the operating environment as the COVID-19 pandemic evolves in the state.

Samarco production was 2.1 Mt (BHP share), following the recommencement of iron ore pellet production at one concentrator in December 2020. Guidance of between 3 and 4 Mt (BHP share) remains unchanged for the 2022 financial year.

Coal

Production

	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21
Metallurgical coal (kt)(2)	17,668	8,818	(8%)	(7%)	0%
Energy coal (kt)(3)	7,205	2,967	5%	(8%)	(30%)

Metallurgical coal – Metallurgical coal production decreased by eight per cent to 18 Mt (31 Mt on a 100 per cent basis). Guidance for the 2022 financial year has been reduced to between 38 and 41 Mt (68 and 72 Mt on a 100 per cent basis) from between 39 and 44 Mt (70 and 78 Mt on a 100 per cent basis). The revision is a result of significant La Niña related wet weather impacts during the December 2021 quarter coupled with COVID-19 related labour constraints. Workforce absenteeism arising from the COVID-19 Omicron variant is anticipated to continue into the early part of the second half of the 2022 financial year.

Queensland Coal production decreased due to significant wet weather, with double the amount of rainfall, coupled with COVID-19 related labour constraints impacting stripping and mine productivity across most operations. A longwall move was successfully executed at Broadmeadow and the Caval Ridge wash plant maintenance was also completed on time during the December 2021 quarter.

Following the recent easing of Queensland’s border restrictions, COVID-19 related absenteeism has increased and remains a risk for the remainder of the year.

Energy coal – Energy coal production increased by five per cent to 7 Mt. Guidance for the 2022 financial year remains unchanged at between 13 and 15 Mt. The divestment of our interest in Cerrejón was completed in January 2022 and Cerrejón volumes are no longer included in energy coal guidance.

NSWEC production increased as a result of increased stripping volumes enabled by continued truck productivity and mining in lower strip ratio areas, despite increased rainfall and COVID-19 related impacts. High quality products now make up approximately 80 per cent of sales compared to approximately 60 per cent of sales in the prior period.

BHP Operational Review for the half year ended 31 December 2021	7

Other

Nickel production

	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21
Nickel (kt)	39.3	21.5	(15%)	(10%)	21%

Nickel – Nickel West production decreased by 15 per cent to 39 kt, reflecting planned maintenance at the Kalgoorlie Smelter, Kwinana Refinery and the Leinster and Kambalda concentrators in the September 2021 quarter, and planned asset integrity work to support operational stability completed in the December 2021 quarter. Guidance for the 2022 financial year remains unchanged at between 85 and 95 kt, with volumes weighted towards the second half of the financial year. The first batch of nickel sulphate crystals were produced in the September 2021 quarter and customer certification continues. First saleable production was achieved in the December 2021 quarter.

Potash

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Jansen Potash (Canada) 100%	2,972	CY27	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 98% complete. Target project completion in CY22.
Jansen Stage 1 (Canada) 100%	5,723	CY27	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	Approved in August 2021, project is 3% complete

Minerals exploration

Minerals exploration expenditure for the December 2021 half year was US$110 million, of which US$80 million was expensed. We have continued to add to our early stage options in future facing commodities. Greenfield minerals exploration is being undertaken on advancing copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets are also being advanced in Canada and Australia. Specifically in copper, we are undertaking target drilling in Chile, Ecuador and the United States while further drilling is underway in Australia.

In October 2021, BHP executed its farm-in agreement for the early-stage prospective Elliott copper project covering 7,200 km2 in the Northern Territory, Australia. Under the terms of the agreement, BHP can earn up to 75 per cent interest in Elliott by spending up to A$25 million over 10 years.

Also in October 2021, BHP exercised its option to form an exploration joint venture with Red Tiger Resources for the Intercept Hill copper project, which borders Oak Dam in South Australia.

At Oak Dam in South Australia, BHP is continuing next stage resource definition drilling, after commencing the program in May 2021.

In December 2021, BHP advanced its early-stage nickel interests by investing in the Kabanga Nickel Project (Kabanga), a high-quality nickel sulphide deposit in Tanzania. Kabanga is a joint venture between Kabanga Nickel Limited (84 per cent interest) and the Government of Tanzania (16 per cent).

BHP Operational Review for the half year ended 31 December 2021	8

Discontinued operations - Petroleum

Production

	Dec H21	Dec Q21	Dec H21 vs Dec H20	Dec Q21 vs Dec Q20	Dec Q21 vs Sep Q21
Crude oil, condensate and natural gas liquids (MMboe)	25.1	12.3	13%	15%	(3%)
Natural gas (bcf)	168.5	80.1	(1%)	2%	(9%)
Total petroleum production (MMboe)	53.2	25.7	5%	8%	(7%)

BHP announced on 22 November 2021 a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside. Completion of the merger is expected in the June 2022 quarter subject to satisfaction of conditions precedent including approval by Woodside shareholders. The effective date of the merger is 1 July 2021. The half year financial results are being prepared on the basis that BHP Petroleum is a discontinued operation.

Total petroleum production increased by 5 per cent to 53 MMboe. No further guidance for the 2022 financial year will be provided for Petroleum given the business will be presented as a discontinued operation. However, until merger completion, we expect a production run rate broadly consistent with the original 2022 financial year production guidance of between 99 and 106 MMboe.

Crude oil, condensate and natural gas liquids production increased by 13 per cent to 25 MMboe, reflecting the additional 28 percent working interest acquired in Shenzi in November 2020, increased volumes from Ruby following first production in May 2021, and lower impact from weather events in the Gulf of Mexico, partially offset by natural field decline across the portfolio.

Natural gas production decreased by one per cent to 169 bcf, reflecting decreased production at North West Shelf and natural field decline across the portfolio, partially offset by increased volumes from Ruby and higher seasonal demand for gas at Bass Strait.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	Mid-CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of oil equivalent per day.	On schedule and budget. The overall project is 97% complete.

Shenzi North development (US Gulf of Mexico) 72% (operator)	392	CY24	A two-well subsea tie-in to the Shenzi platform, with the capacity to produce up to 30,000 gross barrels of oil equivalent per day.	On schedule and budget. The overall project is 5% complete.

Scarborough (Western Australia) 26.5% (non-operator)	1,500	CY26	New upstream facilities designed to deliver daily gas quantities to manufacture 8 Mtpa LNG and 180 TJ/day of domestic gas.	Sanctioned in November 2021. On schedule and budget. The overall project is 10% complete.

On 22 November 2021, we announced the approval of US$1.5 billion in capital expenditure for development of the Scarborough upstream project located in the North Carnarvon Basin, Western Australia. The approved capital expenditure represents BHP’s 26.5 per cent participating interest in Phase 1 of the upstream development. Final investment decisions have also been made by Woodside and the Scarborough Joint Venture.

In the December 2021 quarter, we completed the Ruby project in Trinidad & Tobago. The project was completed on schedule and within budget, and the Ruby field is currently producing both oil and gas.

The Mad Dog Phase 2 project’s semi-submersible platform, Argos, was towed to final location in the US Gulf of Mexico and moored. Offshore execution of construction and commissioning is in progress. First production from Mad Dog Phase 2 is expected from mid-calendar year 2022.

In December 2021, we reached a commercial milestone with the Trion project in Mexico with the filing of a Declaration of Commerciality with the National Hydrocarbons Commission. As announced in August 2021, we have moved Trion into the Front End Engineering Design (FEED) phase and work is progressing to plan. Studies are underway, focused on completion of the engineering, commercial arrangements and execution planning required to progress readiness for a Final Investment Decision from mid-calendar year 2022.

BHP Operational Review for the half year ended 31 December 2021	9

Petroleum exploration

Exploration and appraisal wells drilled during the December 2021 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Bongos-3X	Trinidad & Tobago Block TTDAA 14	Gas	Late Miocene	70% (BHP Operator)	27 July 2021	2,114 m	5,174 m	Hydrocarbons encountered
Bongos-3X ST01	Trinidad & Tobago Block TTDAA 14	Gas	Late Miocene	70% (BHP Operator)	27 July 2021	2,114 m	5,169 m	Hydrocarbons encountered
Bongos-4	Trinidad & Tobago Block TTDAA 14	Gas	Late Miocene	70% (BHP Operator)	6 August 2021	2,177 m	5,163 m	Hydrocarbons encountered
Wasabi-1	Gulf of Mexico GC124	Oil	Early Miocene	75% (BHP Operator)	7 October 2021	764 m	2,673 m	Plugged and abandoned
Wasabi-2	Gulf of Mexico GC124	Oil	Early Miocene	75% (BHP Operator)	17 November 2021	764 m	6,895 m	Drilling ahead(i)

(i)	Well depth and status as at 31 December 2021.

In Trinidad and Tobago, the Calypso appraisal drilling programme concluded on 20 December 2021. All wells encountered hydrocarbons. Bongos-3 confirmed volumes downdip of prior penetrations and Bongos-4 established volumes in a new segment. The well results are currently under evaluation and will be incorporated into the development plan.

In the central Gulf of Mexico, the Wasabi-1 well encountered a mechanical difficulty and was plugged and abandoned on 13 November 2021. Wasabi-2 (GC124-002) was spud on 17 November 2021 and drilling operations continue.

In Barbados, a 3D seismic survey was acquired in November 2021 over a portion of the Bimshire and Carlisle Bay blocks(6). Processed data is expected to be delivered in mid-calendar year 2022.

BHP has acquired interests in offshore exploration blocks in the Red Sea in Egypt. In December 2021, the Minister of Energy in Egypt signed the Deed of Assignment for Red Sea Block 1, finalising the assignment of a 45 per cent participating interest from Chevron to BHP. The effective date of the transfer is 12 September 2021. This follows a separate agreement with Shell in March 2021 for BHP to acquire a 30 and 25 per cent non-operated working interest in Egypt’s Red Sea Blocks 3 and 4, respectively. The effective date of BHP’s participation in Blocks 3 and 4 is pending final government approvals.

Petroleum exploration expenditure for the December 2021 half year was US$243 million, of which US$112 million was expensed. An approximately US$540 million exploration and appraisal program is being executed for the 2022 financial year.

BHP Operational Review for the half year ended 31 December 2021	10

Variance analysis relates to the relative performance of BHP and/or its operations during the December 2021 half year compared with the December 2020 half year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production is based on 2021 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	2022 financial year unit cost guidance: Escondida US$1.20-1.40/lb, WAIO US$17.50-18.50/t, Queensland Coal US$85-94/t and NSWEC US$62-70/t; based on exchange rates of AUD/USD 0.78 and USD/CLP 727.

(2)

We announced the divestment of our interest in BMC in November 2021, however will continue to report BMC production as part of Queensland Coal. We maintain economic and operating control of BMC until the sale has completed.

(3)

We have ceased providing Cerrejón production guidance due to the completion of the divestment of our interest. The transaction has an effective economic date of 31 December 2020 and volumes have been reported separately.

(4)	Excludes Petroleum production.

(5)

Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

(6)	Permission for survey granted by the Barbados Ministry of Energy.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 30 ‘Subsidiaries’ in section 3.1 of BHP’s 30 June 2021 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the half year ended 31 December 2021	11

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

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BHP Operational Review for the half year ended 31 December 2021	12

Production summary

		Quarter ended					Year to date
	BHP interest	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Dec 2021	Dec 2020
Copper (1)
Copper
Payable metal in concentrate (kt)
Escondida (2)	57.5%	236.7	202.7	195.6	194.7	196.2	390.9	473.4
Pampa Norte (3)	100.0%	0.7	5.6	21.1	26.4	24.2	50.6	0.7
Antamina	33.8%	38.6	34.7	36.1	35.8	38.4	74.2	73.2

Total		276.0	243.0	252.8	256.9	258.8	515.7	547.3

Cathode (kt)
Escondida (2)	57.5%	50.9	46.6	51.1	49.0	48.4	97.4	98.8
Pampa Norte (3)	100%	53.6	46.4	48.3	41.1	44.1	85.2	96.1
Olympic Dam	100%	47.6	55.4	50.8	29.5	14.2	43.7	99.1

Total		152.1	148.4	150.2	119.6	106.7	226.3	294.0

Total copper (kt)		428.1	391.4	403.0	376.5	365.5	742.0	841.3

Lead
Payable metal in concentrate (t)
Antamina	33.8%	993	468	381	378	277	655	1,683

Total		993	468	381	378	277	655	1,683

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	41,909	33,299	35,483	33,289	29,603	62,892	76,307

Total		41,909	33,299	35,483	33,289	29,603	62,892	76,307

Gold
Payable metal in concentrate (troy oz)
Escondida (2)	57.5%	47,789	37,954	38,893	41,962	42,937	84,899	90,121
Pampa Norte (3)	100%	—	—	4,728	6,967	5,776	12,743	—
Olympic Dam (refined gold)	100%	23,837	37,075	48,478	26,277	37,805	64,082	60,445

Total		71,626	75,029	92,099	75,206	86,518	161,724	150,566

Silver
Payable metal in concentrate (troy koz)
Escondida (2)	57.5%	1,627	1,318	1,234	1,291	1,462	2,753	3,207
Pampa Norte (3)	100%	—	—	214	273	215	488	—
Antamina	33.8%	1,767	1,463	1,409	1,367	1,308	2,675	3,093
Olympic Dam (refined silver)	100%	193	275	185	191	258	449	350

Total		3,587	3,056	3,042	3,122	3,243	6,365	6,650

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	945	834	614	531	287	818	1,819

Total		945	834	614	531	287	818	1,819

Molybdenum
Payable metal in concentrate (t)
Pampa Norte (3)	100%	—	—	—	—	—	—	—
Antamina	33.8%	192	276	111	142	217	359	476

Total		192	276	111	142	217	359	476

BHP Operational Review for the half year ended 31 December 2021	13

Production summary
		Quarter ended					Year to date
	BHP interest	Dec 2020	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Dec 2021	Dec 2020
Iron Ore
Iron Ore
Production (kt) (4)
Newman	85%	17,637	14,614	14,560	16,461	14,577	31,038	34,047
Area C Joint Venture	85%	11,567	13,010	15,920	18,947	22,911	41,858	23,456
Yandi Joint Venture	85%	16,413	16,112	18,405	11,834	12,261	24,095	34,079
Jimblebar (5)	85%	16,740	15,241	15,337	15,009	15,324	30,333	36,815
Samarco	50%	37	878	1,023	1,048	1,029	2,077	37

Total		62,394	59,855	65,245	63,299	66,102	129,401	128,434

Coal
Metallurgical coal
Production (kt) (6)
BMA	50%	7,539	7,727	9,253	6,715	6,300	13,015	14,904
BHP Mitsui Coal (7)(8)	80%	1,983	1,863	2,570	2,135	2,518	4,653	4,308

Total		9,522	9,590	11,823	8,850	8,818	17,668	19,212

Energy coal
Production (kt)
NSW Energy Coal	100%	3,229	2,981	4,492	4,238	2,967	7,205	6,853

Total		3,229	2,981	4,492	4,238	2,967	7,205	6,853

Production (kt)
Cerrejón	33.3%	347	1,795	1,784	2,060	2,176	4,236	1,385

Total		347	1,795	1,784	2,060	2,176	4,236	1,385

Other
Nickel
Saleable production (kt)
Nickel West	100%	24.0	20.4	22.4	17.8	21.5	39.3	46.2

Total		24.0	20.4	22.4	17.8	21.5	39.3	46.2

Cobalt
Saleable production (t)
Nickel West	100%	236	273	241	177	220	397	474

Total		236	273	241	177	220	397	474

Discontinued operations
Petroleum (9)
Production
Crude oil, condensate and NGL (Mboe)		10,729	11,601	12,205	12,751	12,345	25,096	22,236
Natural gas (bcf)		78.5	82.6	88.6	88.4	80.1	168.5	169.4

Total (Mboe)		23,812	25,368	26,972	27,484	25,695	53,179	50,469

(1)	Metal production is reported on the basis of payable metal.
(2)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(3)	Includes Cerro Colorado and Spence.
(4)	Iron ore production is reported on a wet tonnes basis.
(5)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(6)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(7)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(8)

We announced the divestment of our interest in BHP Mitsui Coal (BMC) in November 2021, but will continue to report BMC as part of Queensland Coal as we maintain economic and operating control of BMC until the sale has completed.

(9)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the half year ended 31 December 2021	14

Production and sales report

		Quarter ended					Year to date
		Dec	Mar	Jun	Sep	Dec	Dec	Dec
		2020	2021	2021	2021	2021	2021	2020
Copper
Metals production is payable metal unless otherwise stated.
Escondida, Chile (1)
Material mined	(kt)	97,274	95,978	104,043	113,874	117,284	231,158	180,631
Concentrator throughput	(kt)	36,303	32,654	31,903	33,528	35,787	69,315	71,036
Average copper grade - concentrator	(%)	0.83%	0.78%	0.77%	0.73%	0.71%	0.72%	0.84%
Production ex mill	(kt)	246.1	207.8	202.8	201.2	203.6	404.8	490.0

Production
Payable copper	(kt)	236.7	202.7	195.6	194.7	196.2	390.9	473.4
Copper cathode (EW)	(kt)	50.9	46.6	51.1	49.0	48.4	97.4	98.8
- Oxide leach	(kt)	18.0	16.1	14.5	14.8	13.1	27.9	33.3
- Sulphide leach	(kt)	32.9	30.5	36.6	34.2	35.3	69.5	65.5

Total copper	(kt)	287.6	249.3	246.7	243.7	244.6	488.3	572.2

Payable gold concentrate	(troy oz)	47,789	37,954	38,893	41,962	42,937	84,899	90,121
Payable silver concentrate	(troy koz)	1,627	1,318	1,234	1,291	1,462	2,753	3,207

Sales
Payable copper	(kt)	244.3	196.9	194.1	190.5	200.2	390.7	481.4
Copper cathode (EW)	(kt)	47.7	49.6	49.6	46.7	49.7	96.4	94.2
Payable gold concentrate	(troy oz)	47,789	37,954	38,893	41,962	42,937	84,899	90,121
Payable silver concentrate	(troy koz)	1,627	1,318	1,234	1,291	1,462	2,753	3,207

(1)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	6,750	6,153	5,498	5,378	4,782	10,160	19,368
Ore stacked	(kt)	3,562	3,283	3,702	3,566	4,029	7,595	7,598
Average copper grade - stacked	(%)	0.58%	0.58%	0.58%	0.60%	0.62%	0.61%	0.62%

Production
Copper cathode (EW)	(kt)	15.8	13.9	14.7	13.4	15.3	28.7	31.6
Sales
Copper cathode (EW)	(kt)	16.6	13.2	15.4	12.1	16.0	28.1	31.2

Spence
Material mined	(kt)	18,485	19,195	21,262	21,154	24,025	45,179	36,745
Ore stacked	(kt)	5,602	5,536	4,609	5,258	5,071	10,329	10,010
Average copper grade - stacked	(%)	0.83%	0.64%	0.72%	0.64%	0.66%	0.65%	0.95%
Concentrator throughput	(kt)	1,207	2,471	4,929	5,786	6,234	12,020	1,207
Average copper grade - concentrator	(%)	0	0.58%	0.63%	0.65%	0.60%	0.62%	0

Production
Payable copper	(kt)	0.7	5.6	21.1	26.4	24.2	50.6	0.7
Copper cathode (EW)	(kt)	37.8	32.5	33.6	27.7	28.8	56.5	64.5

Total copper	(kt)	38.5	38.1	54.7	54.1	53.0	107.1	65.2

Payable gold concentrate	(troy oz)	—	—	4,728	6,967	5,776	12,743	—
Payable silver concentrate	(troy koz)	—	—	214	273	215	488	—
Payable molybdenum	(t)	—	—	—	—	—	—	—

Sales
Payable copper	(kt)	—	1.8	20.8	28.4	24.9	53.3	—
Copper cathode (EW)	(kt)	40.9	30.7	34.1	27.7	31.2	58.9	65.0
Payable gold concentrate	(troy oz)	—	—	4,728.0	6,967.0	5,776	12,743	—
Payable silver concentrate	(troy koz)	—	—	214.0	273.0	215	488	—
Payable molybdenum	(t)	—	—	—	—	—	—	—

BHP Operational Review for the half year ended 31 December 2021	15

Production and sales report

		Quarter ended					Year to date
		Dec	Mar	Jun	Sep	Dec	Dec	Dec
		2020	2021	2021	2021	2021	2021	2020
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	57,029	53,762	63,393	66,581	58,179	124,760	102,487
Concentrator throughput (100%)	(kt)	14,083	12,651	13,466	13,219	13,011	26,230	27,285
Average head grades
- Copper	(%)	0.97%	0.94%	0.93%	0.97%	1.00%	0.98%	0.96%
- Zinc	(%)	1.30%	1.16%	1.24%	1.16%	1.11%	1.14%	1.30%

Production
Payable copper	(kt)	38.6	34.7	36.1	35.8	38.4	74.2	73.2
Payable zinc	(t)	41,909	33,299	35,483	33,289	29,603	62,892	76,307
Payable silver	(troy koz)	1,767	1,463	1,409	1,367	1,308	2,675	3,093
Payable lead	(t)	993	468	381	378	277	655	1,683
Payable molybdenum	(t)	192	276	111	142	217	359	476

Sales
Payable copper	(kt)	40.7	31.7	37.3	32.7	41.9	74.6	74.5
Payable zinc	(t)	45,109	34,141	32,044	32,635	32,513	65,148	77,878
Payable silver	(troy koz)	1,728	1,342	1,540	1,103	1,405	2,508	3,038
Payable lead	(t)	945	689	556	232	344	576	1,693
Payable molybdenum	(t)	352	192	268	86	170	256	744

Olympic Dam, Australia
Material mined (1)	(kt)	2,379	1,979	2,143	1,935	1,998	3,933	4,582
Ore Milled	(kt)	2,377	2,238	2,429	2,024	1,105	3,129	4,820
Average copper grade	(%)	2.01%	2.02%	1.95%	2.03%	2.17%	2.08%	2.02%
Average uranium grade	(kg/t)	0.60	0.61	0.56	0.55	0.55	0.55	0.56

Production
Copper cathode (ER and EW)	(kt)	47.6	55.4	50.8	29.5	14.2	43.7	99.1
Payable uranium	(t)	945	834	614	531	287	818	1,819
Refined gold	(troy oz)	23,837	37,075	48,478	26,277	37,805	64,082	60,445
Refined silver	(troy koz)	193	275	185	191	258	449	350

Sales
Copper cathode (ER and EW)	(kt)	46.6	55.6	52.7	29.1	17.9	47.0	96.1
Payable uranium	(t)	999	779	1,179	536	541	1,077	1,858
Refined gold	(troy oz)	21,390	38,852	47,300	24,654	38,768	63,422	57,444
Refined silver	(troy koz)	165	242	245	126	290	416	387

(1)	Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the half year ended 31 December 2021	16

Production and sales report

		Quarter ended					Year to date
		Dec	Mar	Jun	Sep	Dec	Dec	Dec
		2020	2021	2021	2021	2021	2021	2020
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	17,637	14,614	14,560	16,461	14,577	31,038	34,047
Area C Joint Venture	(kt)	11,567	13,010	15,920	18,947	22,911	41,858	23,456
Yandi Joint Venture	(kt)	16,413	16,112	18,405	11,834	12,261	24,095	34,079
Jimblebar (1)	(kt)	16,740	15,241	15,337	15,009	15,324	30,333	36,815

Total production	(kt)	62,357	58,977	64,222	62,251	65,073	127,324	128,397

Total production (100%)	(kt)	70,407	66,695	72,848	70,587	73,852	144,439	144,559

Sales
Lump	(kt)	16,703	15,593	16,410	17,546	17,827	35,373	33,759
Fines	(kt)	46,124	42,939	48,837	45,039	46,809	91,848	94,514

Total	(kt)	62,827	58,532	65,247	62,585	64,636	127,221	128,273

Total sales (100%)	(kt)	70,772	66,032	73,712	70,815	73,222	144,037	144,127

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.
Samarco, Brazil (1)
Production	(kt)	37	878	1,023	1,048	1,029	2,077	37
Sales	(kt)	—	646	1,052	1,111	950	2,061	—

(1)

Samarco commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil.

BHP Operational Review for the half year ended 31 December 2021	17

Production and sales report

		Quarter ended					Year to date
		Dec	Mar	Jun	Sep	Dec	Dec	Dec
		2020	2021	2021	2021	2021	2021	2020
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,737	1,416	1,887	1,403	1,202	2,605	2,921
Goonyella	(kt)	2,152	2,232	2,752	1,798	1,797	3,595	4,464
Peak Downs	(kt)	1,213	1,595	1,597	1,223	960	2,183	2,700
Saraji	(kt)	1,043	1,238	1,391	999	1,081	2,080	1,860
Daunia	(kt)	464	496	478	377	304	681	954
Caval Ridge	(kt)	930	750	1,148	915	956	1,871	2,005

Total BMA	(kt)	7,539	7,727	9,253	6,715	6,300	13,015	14,904

Total BMA (100%)	(kt)	15,078	15,454	18,506	13,430	12,600	26,030	29,808

BHP Mitsui Coal (2) (3)
South Walker Creek	(kt)	1,118	1,031	1,500	1,462	1,535	2,997	2,356
Poitrel	(kt)	865	832	1,070	673	983	1,656	1,952

Total BHP Mitsui Coal	(kt)	1,983	1,863	2,570	2,135	2,518	4,653	4,308

Total Queensland Coal	(kt)	9,522	9,590	11,823	8,850	8,818	17,668	19,212

Total Queensland Coal (100%)	(kt)	17,061	17,317	21,076	15,565	15,118	30,683	34,116

Sales
BMA
Coking coal	(kt)	6,531	6,752	7,801	5,415	4,875	10,290	12,718
Weak coking coal	(kt)	936	1,038	1,069	734	754	1,488	1,913
Thermal coal	(kt)	3	206	400	576	455	1,031	61

Total BMA	(kt)	7,470	7,996	9,270	6,725	6,084	12,809	14,692

Total BMA (100%)	(kt)	14,940	15,992	18,540	13,450	12,168	25,618	29,384

BHP Mitsui Coal (2) (3)
Coking coal	(kt)	604	357	535	313	458	771	1,275
Weak coking coal	(kt)	1,518	1,404	2,027	1,788	1,812	3,600	3,063

Total BHP Mitsui Coal	(kt)	2,122	1,761	2,562	2,101	2,270	4,371	4,338

Total Queensland Coal	(kt)	9,592	9,757	11,832	8,826	8,354	17,180	19,030

Total Queensland Coal (100%)	(kt)	17,062	17,753	21,102	15,551	14,438	29,989	33,722

(1)   Production figures include some thermal coal.

(2)   Shown on a 100% basis. BHP interest in saleable production is 80%.

(3)   We announced the divestment of our interest in BHP Mitsui Coal (BMC) in November 2021, but will continue to report BMC as part of Queensland Coal as we maintain economic and operating control of BMC until the sale has completed.

NSW Energy Coal, Australia
Production	(kt)	3,229	2,981	4,492	4,238	2,967	7,205	6,853

Sales thermal coal - export	(kt)	3,940	2,827	4,691	3,780	3,718	7,498	7,108
Cerrejón, Colombia
Production	(kt)	347	1,795	1,784	2,060	2,176	4,236	1,385
Sales thermal coal - export	(kt)	370	1,746	1,619	2,180	2,012	4,192	1,364

BHP Operational Review for the half year ended 31 December 2021	18

Production and sales report
		Quarter ended					Year to date
		Dec	Mar	Jun	Sep	Dec	Dec	Dec
		2020	2021	2021	2021	2021	2021	2020
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	55.7	54.1	50.4	53.7	47.0	100.7	120.1
Average nickel grade	(%)	14.7	13.3	13.3	14.6	13.2	13.9	15.3

Leinster
Nickel concentrate	(kt)	72.8	71.5	71.4	73.8	77.4	151.2	139.0
Average nickel grade	(%)	9.5	10.2	10.5	8.9	9.1	9.0	9.3

Saleable production

Refined nickel (1)	(kt)	20.4	15.2	17.1	14.4	18.2	32.6	37.7

Nickel sulphate (2)	(kt)	—	—	—	—	0.4	0.4	—
Intermediates and nickel by-products (3)	(kt)	3.6	5.2	5.3	3.4	2.9	6.3	8.5
Total nickel	(kt)	24.0	20.4	22.4	17.8	21.5	39.3	46.2

Cobalt by-products	(t)	236	273	241	177	220	397	474

Sales
Refined nickel (1)	(kt)	20.9	15.0	17.8	13.8	16.9	30.7	38.0
Nickel sulphate (2)	(kt)	—	—	—	—	0.1	0.1	—
Intermediates and nickel by-products (3)	(kt)	2.6	5.9	4.0	3.9	3.1	7.0	7.2

Total nickel	(kt)	23.5	20.9	21.8	17.7	20.1	37.8	45.2

Cobalt by-products	(t)	237	273	241	177	220	397	475

(1)	High quality refined nickel metal, including briquettes and powder.
(2)	Nickel sulphate crystals produced from nickel powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the half year ended 31 December 2021	19

Production and sales report

		Quarter ended					Year to date
		Dec 2020	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Dec 2021	Dec 2020
Discontinued operations
Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,003	859	1,205	1,201	971	2,172	2,308
NGL	(Mboe)	1,057	1,035	1,563	1,655	1,140	2,795	2,717
Natural gas	(bcf)	23.4	22.7	32.8	35.8	25.8	61.6	57.5

Total petroleum products	(Mboe)	5,960	5,677	8,235	8,823	6,411	15,234	14,608

North West Shelf
Crude oil and condensate	(Mboe)	1,180	1,183	933	973	1,027	2,000	2,395
NGL	(Mboe)	165	188	177	148	180	328	327
Natural gas	(bcf)	30.4	31.1	26.5	24.3	25.8	50.1	60.0

Total petroleum products	(Mboe)	6,412	6,554	5,527	5,171	5,507	10,678	12,722

Pyrenees
Crude oil and condensate	(Mboe)	826	679	690	710	723	1,433	1,663

Total petroleum products	(Mboe)	826	679	690	710	723	1,433	1,663

Macedon
Crude oil and condensate	(Mboe)	1	1	—	1	1	2	2
Natural gas	(bcf)	12.6	12.4	12.6	12.7	12.6	25.3	25.3

Total petroleum products	(Mboe)	2,101	2,068	2,100	2,118	2,101	4,219	4,219

Atlantis (2)
Crude oil and condensate	(Mboe)	2,385	2,590	3,117	3,171	3,222	6,393	4,806
NGL	(Mboe)	147	171	218	222	186	408	301
Natural gas	(bcf)	1.1	1.4	1.6	1.7	1.5	3.2	2.3

Total petroleum products	(Mboe)	2,715	2,994	3,602	3,676	3,658	7,334	5,490

Mad Dog (2)
Crude oil and condensate	(Mboe)	930	1,209	1,099	1,155	1,137	2,292	2,141
NGL	(Mboe)	38	57	77	46	56	102	86
Natural gas	(bcf)	0.1	0.2	0.2	0.2	0.1	0.3	0.3

Total petroleum products	(Mboe)	985	1,299	1,209	1,234	1,210	2,444	2,277

Shenzi (2) (3)
Crude oil and condensate	(Mboe)	1,764	2,328	2,023	2,016	2,335	4,351	3,159
NGL	(Mboe)	87	130	87	102	134	236	158
Natural gas	(bcf)	0.3	0.4	0.1	0.4	0.4	0.8	0.6

Total petroleum products	(Mboe)	1,901	2,525	2,127	2,185	2,536	4,721	3,417

Trinidad/Tobago
Crude oil and condensate	(Mboe)	96	139	236	491	396	887	198
Natural gas	(bcf)	10.5	14.4	14.7	13.3	13.9	27.2	23.3

Total petroleum products	(Mboe)	1,846	2,539	2,686	2,708	2,713	5,421	4,081

Other Americas (2) (4)
Crude oil and condensate	(Mboe)	190	187	104	83	81	164	402
NGL	(Mboe)	11	—	8	3	—	3	13
Natural gas	(bcf)	0.1	—	0.1	—	—	—	0.1

Total petroleum products	(Mboe)	218	187	129	86	81	167	432

Algeria
Crude oil and condensate	(Mboe)	849	845	668	774	756	1,530	1,560

Total petroleum products	(Mboe)	849	845	668	774	756	1,530	1,560

BHP Operational Review for the half year ended 31 December 2021	20

Production and sales report
		Quarter ended					Year to date
		Dec 2020	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Dec 2021	Dec 2020
Discontinued operations (continued)
Petroleum (1)

Total production
Crude oil and condensate	(Mboe)	9,224	10,020	10,075	10,575	10,649	21,224	18,634
NGL	(Mboe)	1,505	1,581	2,130	2,176	1,696	3,872	3,602
Natural gas	(bcf)	78.5	82.6	88.6	88.4	80.1	168.5	169.4

Total	(Mboe)	23,812	25,368	26,972	27,484	25,695	53,179	50,469

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Gulf of Mexico volumes are net of royalties.
(3)	BHP completed the acquisition of an additional 28% working interest in Shenzi on 6 November 2020, taking its total working interest to 72%.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the half year ended 31 December 2021	21

BHP Operational Review for the half year ended 31 December 2021	23

Basis of preparation of restated financial information

This financial information for the year ended 30 June 2021 and the half year ended 31 December 2020 for the Group is not audited and has been prepared to restate previously published information for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to the Group’s Petroleum business.

On 22 November 2021, the Group and Woodside Petroleum Ltd (‘Woodside’) signed a binding share sale agreement (SSA) for the merger of the Group’s oil and gas portfolio with Woodside (‘Merger’). The merger, which has an effective date of 1 July 2021, is subject to satisfaction of conditions precedent by 30 June 2022 or an agreed later date including shareholder, regulatory and other approvals.

Prior to completion, the Group will carry on its Petroleum business in the normal course and, while the effective date at which the right to net cash flows transferred to Woodside was 1 July 2021, the Group continues to control its Petroleum assets until the completion date of the transaction.

As such, the Group will continue to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation until the completion date. However, as at 31 December 2021, the Petroleum business will be classified as a disposal group held for sale and as a discontinued operation.

The nature of each change reflected in the attached restated financial information is as follows:

•

All income and expense items relating to the Petroleum Discontinued Operation have been removed from the individual line items in the Consolidated Income Statement. The post-tax loss of the Petroleum Discontinued Operation is presented as a single amount in the line item titled “Loss after taxation from Discontinued operations”; and

•

All cash flows and other items relating to the Petroleum Discontinued Operation have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to the operating, investing and financing activities of the Petroleum Discontinued Operation are each disclosed in single amounts in each section of the Consolidated Cash Flow Statement.

The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

BHP Operational Review for the half year ended 31 December 2021	24

Consolidated Income Statement – Restated
	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Continuing operations
Revenue	24,044	56,921
Other income	136	380
Expenses excluding net finance costs	(13,821)	(30,871)
Loss from equity accounted investments, related impairments and expenses	(470)	(915)

Profit from operations	9,889	25,515

Financial expenses	(922)	(1,290)
Financial income	46	67

Net finance costs	(876)	(1,223)

Profit before taxation	9,013	24,292

Income tax expense	(3,965)	(10,376)
Royalty-related taxation (net of income tax benefit)	(28)	(240)

Total taxation expense	(3,993)	(10,616)

Profit after taxation from Continuing operations	5,020	13,676

Discontinued operations
Loss after taxation from Discontinued operations	(192)	(225)

Profit after taxation from Continuing and Discontinued operations	4,828	13,451

Attributable to non-controlling interests	952	2,147
Attributable to BHP shareholders	3,876	11,304

Basic earnings per ordinary share (cents)	76.6	223.5
Diluted earnings per ordinary share (cents)	76.5	223.0
Basic earnings from Continuing operations per ordinary share (cents)	80.4	228.0
Diluted earnings from Continuing operations per ordinary share (cents)	80.3	227.5

Consolidated Statement of Comprehensive Income
	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Profit after taxation from Continuing and Discontinued operations	4,828	13,451
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
Gains taken to equity	1,074	863
Gains transferred to the income statement	(1,000)	(837)
Exchange fluctuations on translation of foreign operations taken to equity	—	5
Tax recognised within other comprehensive income	(22)	(8)

Total items that may be reclassified subsequently to the income statement	52	23

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	(4)	58
Equity investments held at fair value	2	(2)
Tax recognised within other comprehensive income	1	(20)

Total items that will not be reclassified to the income statement	(1)	36

Total other comprehensive income	51	59

Total comprehensive income	4,879	13,510

Attributable to non-controlling interests	953	2,158
Attributable to BHP shareholders	3,926	11,352

BHP Operational Review for the half year ended 31 December 2021	25

Consolidated Balance Sheet

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents	9,291	15,246
Trade and other receivables	4,573	6,059
Other financial assets	227	230
Inventories	4,511	4,426
Assets held for sale	—	324
Current tax assets	295	279
Other	113	129

Total current assets	19,010	26,693

Non-current assets
Trade and other receivables	270	337
Other financial assets	2,269	1,610
Inventories	1,159	1,358
Property, plant and equipment	73,711	73,813
Intangible assets	1,508	1,437
Investments accounted for using the equity method	2,094	1,742
Deferred tax assets	3,178	1,912
Other	34	25

Total non-current assets	84,223	82,234

Total assets	103,233	108,927

LIABILITIES
Current liabilities
Trade and other payables	5,663	7,027
Interest bearing liabilities	3,560	2,628
Liabilities directly associated with the assets held for sale	—	17
Other financial liabilities	237	130
Current tax payable	1,184	2,800
Provisions	2,631	3,696
Deferred income	86	105

Total current liabilities	13,361	16,403

Non-current liabilities
Interest bearing liabilities	19,159	18,355
Other financial liabilities	1,187	1,146
Non-current tax payable	173	120
Deferred tax liabilities	3,603	3,314
Provisions	12,128	13,799
Deferred income	199	185

Total non-current liabilities	36,449	36,919

Total liabilities	49,810	53,322

Net assets	53,423	55,605

EQUITY
Share capital – BHP Group Limited	1,111	1,111
Share capital – BHP Group Plc	1,057	1,057
Treasury shares	(30)	(33)
Reserves	2,335	2,350
Retained earnings	44,449	46,779

Total equity attributable to BHP shareholders	48,922	51,264

Non-controlling interests	4,501	4,341

Total equity	53,423	55,605

BHP Operational Review for the half year ended 31 December 2021	26

Consolidated Cash Flow Statement – Restated

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Operating activities
Profit before taxation from Continuing operations	9,013	24,292
Adjustments for:
Depreciation and amortisation expense	2,405	5,084
Impairments of property, plant and equipment, financial assets and intangibles	629	2,507
Net finance costs	876	1,223
Loss from equity accounted investments, related impairments and expenses	470	915
Other	294	573
Changes in assets and liabilities:
Trade and other receivables	(1,049)	(2,389)
Inventories	(296)	(405)
Trade and other payables	45	1,149
Provisions and other assets and liabilities	(59)	486

Cash generated from operations	12,328	33,435
Dividends received	355	728
Interest received	60	97
Interest paid	(447)	(766)

Settlement of cash management related instruments	(202)	(401)
Net income tax and royalty-related taxation refunded	47	222
Net income tax and royalty-related taxation paid	(2,993)	(7,432)

Net operating cash flows from Continuing operations	9,148	25,883

Net operating cash flows from Discontinued operations	221	1,351

Net operating cash flows	9,369	27,234

Investing activities
Purchases of property, plant and equipment	(2,835)	(5,612)
Exploration expenditure	(86)	(192)
Exploration expenditure expensed and included in operating cash flows	56	134
Net investment and funding of equity accounted investments	(361)	(553)
Proceeds from sale of assets	86	158
Other investing	(89)	(260)

Net investing cash flows from Continuing operations	(3,229)	(6,325)

Net investing cash flows from Discontinued operations	(980)	(1,520)

Net investing cash flows	(4,209)	(7,845)

Financing activities
Proceeds from interest bearing liabilities	218	568
Proceeds from debt related instruments	90	167
Repayment of interest bearing liabilities	(6,181)	(8,357)
Purchase of shares by Employee Share Ownership Plan (ESOP) trusts	(174)	(234)
Dividends paid	(2,767)	(7,901)
Dividends paid to non-controlling interests	(762)	(2,127)

Net financing cash flows from Continuing operations	(9,576)	(17,884)

Net financing cash flows from Discontinued operations	(19)	(38)

Net financing cash flows	(9,595)	(17,922)

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(3,657)	1,674
Net decrease in cash and cash equivalents from Discontinued operations	(778)	(207)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	13,426	13,426
Foreign currency exchange rate changes on cash and cash equivalents	300	353

Cash and cash equivalents, net of overdrafts, at the end of period	9,291	15,246

BHP Operational Review for the half year ended 31 December 2021	27

Consolidated Statement of Changes in Equity for the half year ended 31 December 2020 and the year ended 30 June 2021

	Attributable to BHP shareholders
	Share capital		Treasury shares				Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings		Non- controlling interests	Total equity
Balance as at 1 July 2020	1,111	1,057	(5)	—	2,306	43,396	47,865	4,310	52,175

Total comprehensive income	—	—	—	—	53	3,873	3,926	953	4,879
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(171)	(3)	—	—	(174)	—	(174)
Employee share awards exercised net of employee contributions net of tax	—	—	147	2	(106)	(43)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(2)	2	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	84	—	84	—	84
Dividends	—	—	—	—	—	(2,779)	(2,779)	(762)	(3,541)

Balance as at 31 December 2020	1,111	1,057	(29)	(1)	2,335	44,449	48,922	4,501	53,423

	Attributable to BHP shareholders
	Share capital		Treasury shares				Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings		Non- controlling interests	Total equity
Balance as at 1 July 2020	1,111	1,057	(5)	—	2,306	43,396	47,865	4,310	52,175

Total comprehensive income	—	—	—	—	22	11,330	11,352	2,158	13,510
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(229)	(5)	—	—	(234)	—	(234)
Employee share awards exercised net of employee contributions net of tax	—	—	202	4	(149)	(57)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(4)	4	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	175	—	175	—	175
Dividends	—	—	—	—	—	(7,894)	(7,894)	(2,127)	(10,021)

Balance as at 30 June 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

BHP Operational Review for the half year ended 31 December 2021	28

Restated supplementary financial information

For the half year ended 31 December 2020 and financial year ended 30 June 2021

The following pages present the supplementary financial information for the Group for the half year ended 31 December 2020 and the financial year ended 30 June 2021, restated for the effect of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

As a consequence of this accounting treatment, the Group’s Petroleum business no longer meets the reporting segment recognition criteria as outlined in IFRS 8/AASB 8 ‘Operating segments’ and therefore does not form part of the Group’s reportable segments as summarised below. Petroleum underlying EBITDA, revenue, net operating assets and capital and exploration expenditure do not form part of the comparative restated reportable segment(1).

Segment summary(2)

A summary of performance for the 31 December 2020 half year and 30 June 2021 financial year is presented below and excludes Petroleum discontinued operations.

Half year ended 31 Dec 2020 US$M	Revenue(3)	Underlying EBITDA	Underlying EBIT	Exceptional Items(4)	Net operating assets	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Copper	7,067	3,738	2,899	(38)	26,623	1,108	18	18
Iron Ore	14,058	10,244	9,320	(500)	19,026	1,101	49	26
Coal	2,170	(201)	(601)	(959)	8,792	320	11	4
Group and unallocated items(7)	749	106	(218)	(14)	3,892	306	8	8

Total Group	24,044	13,887	11,400	(1,511)	58,333	2,835	86	56

Year ended 30 June 2021 US$M	Revenue(3)	Underlying EBITDA	Underlying EBIT	Exceptional Items(4)	Net operating assets	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Copper	15,726	8,489	6,809	(144)	26,928	2,180	53	53
Iron Ore	34,475	26,278	24,294	(1,319)	18,663	2,188	100	55
Coal	5,154	288	(577)	(1,567)	7,512	579	20	7
Group and unallocated items(7)	1,566	18	(673)	(1,308)	2,921	665	19	19

Total Group	56,921	35,073	29,853	(4,338)	56,024	5,612	192	134

(1)

As a result of the above mentioned planned Merger transaction with Woodside, the Group’s Petroleum business does not form part of the reportable segments summarised above. Restated Petroleum financial information has been included below to reflect the performance of the Group’s Petroleum discontinued operations business.

Petroleum - Discontinued operations US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Half year ended 31 December 2020	1,595	793	901	(108)	8,548	498	195	242
Year ended 30 June 2021	3,896	2,306	1,868	438	8,073	994	322	382

(2)

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$259 million for H1 FY21 and US$626 million for FY21 related to equity accounted investments. It excludes exceptional items loss of US$678 million for H1 FY21 and US$1,456 million for FY21 related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$3,998 million for H1 FY21 and US$9,558 million for FY21 and net finance costs of US$876 million for H1 FY21 and US$1,223 million for FY21.

(3)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$958 million and Underlying EBITDA of US$58 million for H1 FY21 and revenue of US$2,285 million and and Underlying EBITDA of US$65 million for FY21.

(4)

Exceptional items loss of US$1,511 million H1 FY21 (FY21: US$4,338 million) excludes net finance costs of US$41 million H1 FY21 (FY21: US$85 million) included in the total loss before taxation of US$358 million H1 FY21 (US$1,087 million FY21) related to the Samarco dam failure. Refer to Exceptional items and Significant events – Samarco dam failure notes to the financial statements evident in the respective published 2021 annual report and FY21 half year reports for further information.

(5)	Includes US$30 million capitalised exploration H1 FY21 (FY21: US$58 million).
(6)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) H1 FY21 (FY21: US$ nil).
(7)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

BHP Operational Review for the half year ended 31 December 2021	29

Restated financial information for Petroleum Discontinued operations for the 31 December 2020 half year and the

30 June 2021 financial year, is presented below.

Half year ended 31 Dec 2020 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	123	80	95	(15)	176	14
Bass Strait	478	319	396	(77)	1,407	33
North West Shelf	402	311	120	191	1,224	47
Atlantis	212	127	71	56	1,131	125
Shenzi	137	89	59	30	1,005	10
Mad Dog	88	61	26	35	1,774	164
Trinidad/Tobago	68	40	19	21	439	70
Algeria	75	54	—	54	95	1
Exploration	—	(181)	80	(261)	1,122	1
Other(5)	39	(105)	37	(142)	175	33

Total Petroleum from Group production	1,622	795	903	(108)	8,548	498

Third party products	3	—	—	—	—	—

Total Petroleum	1,625	795	903	(108)	8,548	498	195	242

Adjustment for equity accounted investments(6)	(6)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	1,619	793	901	(108)	8,548	498	195	242

Inter-segment adjustments	(24)	—	—	—	—	—	—	—

Total Discontinued Operations - Petroleum	1,595	793	901	(108)	8,548	498	195	242

Year ended 30 June 2021 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	327	202	186	16	64	23
Bass Strait	1,066	798	775	23	1,136	70
North West Shelf	893	761	239	522	1,281	104
Atlantis	560	401	162	239	1,109	178
Shenzi	417	309	175	134	970	113
Mad Dog	231	174	54	120	1,885	308
Trinidad/Tobago	204	80	44	36	433	152
Algeria	164	135	—	135	107	2
Exploration	—	(296)	122	(418)	1,148	—
Other(5)	85	(256)	114	(370)	(60)	44

Total Petroleum from Group production	3,947	2,308	1,871	437	8,073	994

Third party products	11	1	—	1	—	—

Total Petroleum	3,958	2,309	1,871	438	8,073	994	322	382

Adjustment for equity accounted investments(6)	(12)	(3)	(3)	—	—	—	—	—

Total Petroleum statutory result	3,946	2,306	1,868	438	8,073	994	322	382

Inter-segment adjustments	(50)	—	—	—	—	—	—	—

Total Discontinued Operations - Petroleum	3,896	2,306	1,868	438	8,073	994	322	382

(1)

Petroleum revenue includes: crude oil US$769 million H1 FY21 (FY21: US$2,013 million), natural gas US$434 million H1 FY21 (FY21: US$977 million), LNG US$292 million (FY21: US$682 million), NGL US$96 million (FY21: US$212 million) and other (including Inter-segment adjustments) US$4 million (FY21: US$12 million).

(2)	Includes US$14 million of capitalised exploration H1 FY21 (FY21: US$26 million).
(3)	Includes US$61 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) H1 FY21 (FY21: US$86 million).
(4)	Australia Production Unit includes Macedon and Pyrenees.
(5)

Predominantly divisional activities, business development and Neptune (sale finalised in May 2021). Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)

Total Petroleum statutory result revenue excludes US$6 million H1 FY21 (FY21: US$12 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million H1 FY21 (FY21: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

BHP Operational Review for the half year ended 31 December 2021	30

Alternative Performance Measures

We use various Alternative Performance Measures (APMs) to reflect our underlying financial performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s restated Financial Statements for the half year ended 31 December 2020 and year ended 30 June 2021 prepared in accordance with IFRS. The APMs and below reconciliations included in this document for the restated half year ended 31 December 2020 and year ended 30 June 2021 periods are unaudited. The APMs are consistent with how management review financial performance of the Group with the Board and the investment community.

The definitions and calculation methodology to compute the Group’s APMs have not changed as a result of the proposed Merger. For further information and a list of the “Definition and calculation of alternative performance measures” refer to the Group’s 2021 published Annual report.

Comparative periods have been adjusted for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure. As the Group’s balance sheet is not required to be restated under IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, certain APMs such as Net Debt Waterfall, Net debt and gearing ratio and Underlying ROCE have not been restated and are presented consistently as previously published in respective comparable period financial information.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods some of our APMs adjust the relevant IFRS measures for exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Financial Statements. The exceptional items included within the Group’s profit for each restated comparative period are detailed below.

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Exceptional items	Restated	Restated
Continuing operations
Revenue	—	—
Other income	—	34
Expenses excluding net finance costs, depreciation, amortisation and impairments	(286)	(545)
Depreciation and amortisation	—	—
Net impairments	(547)	(2,371)
Loss from equity accounted investments, related impairments and expenses	(678)	(1,456)

Profit/(loss) from operations	(1,511)	(4,338)

Financial expenses	(41)	(85)
Financial income	—	—

Net finance costs	(41)	(85)

Profit/(loss) before taxation	(1,552)	(4,423)

Income tax (expense)/benefit	(590)	(1,057)
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation (expense)/benefit	(590)	(1,057)

Profit/(loss) after taxation from Continuing operations	(2,142)	(5,480)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	(28)	(317)

Profit/(loss) after taxation from Continuing and Discontinued operations	(2,170)	(5,797)

Total exceptional items attributable to non-controlling interests	(10)	(24)
Total exceptional items attributable to BHP shareholders	(2,160)	(5,773)

Exceptional items attributable to BHP shareholders per share (US cents)	(42.8)	(114.2)

Weighted basic average number of shares (Million)	5,057	5,057

BHP Operational Review for the half year ended 31 December 2021	31

APMs derived from Consolidated Income Statement

Underlying attributable profit – Continuing operations

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Underlying attributable profit – Continuing operations	Restated	Restated
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	3,876	11,304
Loss after taxation from Discontinued operations attributable to BHP shareholders	192	225
Total exceptional items attributable to BHP shareholders	2,160	5,773
Total exceptional items attributable to BHP shareholders for Discontinued operations	(28)	(317)

Underlying attributable profit – Continuing operations	6,200	16,985

Underlying basic earnings per share – Continuing operations

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Underlying basic earnings per share – Continuing operations	Restated	Restated
Underlying attributable profit – Continuing operations	6,200	16,985
Weighted basic average number of shares (Million)	5,057	5,057

Underlying attributable earnings per ordinary share – Continuing operations (US cents)	122.6	335.9

Underlying EBITDA

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Underlying EBITDA	Restated	Restated
Profit from operations	9,889	25,515
Exceptional items included in profit from operations	1,511	4,338

Underlying EBIT	11,400	29,853

Depreciation and amortisation expense	2,405	5,084
Net impairments	629	2,507
Exceptional item included in Depreciation, amortisation and impairments	(547)	(2,371)

Underlying EBITDA	13,887	35,073

BHP Operational Review for the half year ended 31 December 2021	32

Underlying EBITDA margin

Half year ended 31 Dec 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	6,129	14,050	2,170	737	23,086
Revenue – Third party products	938	8	—	12	958

Revenue	7,067	14,058	2,170	749	24,044

Underlying EBITDA – Group production	3,683	10,241	(201)	106	13,829
Underlying EBITDA – Third party products	55	3	—	—	58

Underlying EBITDA	3,738	10,244	(201)	106	13,887

Segment contribution to the Group’s Underlying EBITDA(2)	27%	74%	(1%)		100%
Underlying EBITDA margin(3)	60%	73%	(9%)		60%

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	13,482	34,457	5,154	1,543	54,636
Revenue – Third party products	2,244	18	—	23	2,285

Revenue	15,726	34,475	5,154	1,566	56,921

Underlying EBITDA – Group production	8,425	26,277	288	18	35,008
Underlying EBITDA – Third party products	64	1	—	—	65

Underlying EBITDA	8,489	26,278	288	18	35,073

Segment contribution to the Group’s Underlying EBITDA(2)	24%	75%	1%		100%

Underlying EBITDA margin(3)	62%	76%	6%		64%

(1)	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.
(2)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(3)	Underlying EBITDA margin excludes Third party products.

BHP Operational Review for the half year ended 31 December 2021	33

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Capital and exploration expenditure	Restated	Restated
Capital expenditure (purchases of property, plant and equipment)	2,835	5,612
Add: Exploration expenditure	86	192

Capital and exploration expenditure (cash basis) – Continuing operations	2,921	5,804

Capital and exploration expenditure – Discontinued operations	693	1,316

Capital and exploration expenditure (cash basis) – Total operations	3,614	7,120

Free cash flow

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
Free cash flow	Restated	Restated
Net operating cash flows from Continuing operations	9,148	25,883
Net investing cash flows from Continuing operations	(3,229)	(6,325)

Free cash flow – Continuing operations	5,919	19,558

Free cash flow – Discontinued operations	(759)	(169)

Free cash flow – Total operations	5,160	19,389

BHP Operational Review for the half year ended 31 December 2021	34

APMs derived from Consolidated Balance Sheet

The Group’s balance sheet is not required to be restated under IFRS 5, however Net operating assets presented below, has been restated to reflect the exclusion of Petroleum from the Group’s reportable segments which is to be recognised as held for sale as at 31 December 2021.

Net operating assets

	Half year	Year
	ended	ended
	31 Dec 2020	30 June 2021
	US$M	US$M
	Restated	Restated
Net assets	53,423	55,605

Less: Non-operating assets
Cash and cash equivalents	(9,291)	(15,246)
Trade and other receivables(1)	(202)	(280)
Other financial assets(2)	(2,225)	(1,516)
Current tax assets	(295)	(279)
Deferred tax assets	(3,178)	(1,912)
Assets held for sale	—	(324)
Petroleum discontinued operations operating assets(3)	(13,745)	(13,757)

Add: Non-operating liabilities
Trade and other payables(4)	218	227
Interest bearing liabilities	22,719	20,983
Other financial liabilities(5)	752	588
Current tax payable	1,184	2,800
Non-current tax payable	173	120
Deferred tax liabilities	3,603	3,314
Liabilities directly associated with the assets held for sale	—	17
Petroleum discontinued operations operating liabilities(3)	5,197	5,684

Net operating assets	58,333	56,024

(1)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares and other investments.
(3)	Represents the Petroleum operating assets and operating liabilities as at 31 December 2020 and 30 June 2021 that are to be recognised as held for sale as at 31 December 2021 under IFRS 5.
(4)	Represents accrued interest payable included within other payables.
(5)	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

BHP Operational Review for the half year ended 31 December 2021	35

Other APMs

The definition and calculation methodology to compute the Group’s underlying ROCE calculation below, has not changed as a result of the discontinued operations impacts connected with the planned Petroleum Merger. As per our definitions, the Group’s underlying ROCE includes the contribution from Discontinued operations.

However, Underlying ROCE by segment and Underlying ROCE by assets presented below, have been restated to reflect the portion attributable to the Group’s Petroleum Discontinued operations and the Group’s continued operations.

For further information and a list of the “Definition and calculation of alternative performance measures” refer to the Group’s 2021 published Annual report.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 Dec 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Continuing	Petroleum Discontinued operation	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	3,918	12,454	(1,066)	256	15,562	(260)	15,302
Average capital employed	23,941	16,367	8,743	5,877	54,928	9,813	64,741

Underlying Return on Capital Employed	16%	76%	(12%)	—	28.3%	(2.6%)	23.6%

Year ended 30 June 2021 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Continuing	Petroleum Discontinued operation	Total Group
Profit after taxation excluding net finance costs and exceptional items	4,191	16,640	(454)	(395)	19,982	149	20,131
Average capital employed	23,710	16,042	8,262	4,470	52,484	9,489	61,973

Underlying Return on Capital Employed	18%	104%	(5%)	—	38.1%	1.6%	32.5%

(1)	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.

BHP Operational Review for the half year ended 31 December 2021	36

Underlying return on capital employed (ROCE) by asset

Half year ended 31 Dec 2020 US$M Restated	Western Australia Iron Ore	Antamina	Escondida	Pampa Norte	Potash	Olympic Dam	Queensland Coal	Cerrejón	New South Wales Energy Coal	Other	Total Continuing	Petroleum Discontinued operation(1)	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	12,458	522	3,292	172	78	78	(330)	(58)	(482)	(168)	15,562	(260)	15,302
Average capital employed	18,614	1,364	10,593	3,752	4,468	8,028	7,622	519	557	(589)	54,928	9,813	64,741

Underlying Return on Capital Employed	67%	38%	31%	5%	2%	1%	(4%)	(11%)	(87%)	—	28.3%	(2.6%)	23.6%

Year ended 30 June 2021 US$M Restated	Western Australia Iron Ore	Antamina	Escondida	Pampa Norte	Potash	Olympic Dam	Queensland Coal	Cerrejón	New South Wales Energy Coal	Other	Total Continuing	Petroleum Discontinued operation(1)	Total Group
Profit after taxation excluding net finance costs and exceptional items	16,665	593	3,281	302	5	214	(103)	(13)	(203)	(759)	19,982	149	20,131
Average capital employed	18,661	1,353	10,353	3,760	3,710	8,021	7,475	483	269	(1,601)	52,484	9,489	61,973

Underlying Return on Capital Employed	89%	44%	32%	8%	0%	3%	(1%)	(3%)	(75%)	—	38.1%	1.6%	32.5%

(1)	Includes exploration expenditure previously classified in Group and unallocated.

BHP Operational Review for the half year ended 31 December 2021	37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc
Date: January 19, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary